Exhibit 99.2

Yulong Eco-Materials Limited

(the Company)

(Nasdaq Ticker: YECO)

––––––

Form of Proxy for Annual General Meeting of Shareholders of the Company

(or any adjournment of the meeting)

to be held on June 29, 2017

at 10:00 A.M.

Beijing Local Time

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This Form of Proxy is furnished in connection with the Annual General Meeting of Yulong Eco-Materials Limited, a Cayman Islands company (the “Company”) to be held on June 29, 2017 at 10:00 am Beijing Local Time (the “Meeting”) at the Company’s principal executive offices located at Eastern End of Xiwuzhuang Village, Jiaodian Town, Xinhua Area, Pingdingshan, Henan Province, People’s Republic of China, (and at any adjourned or postponed meeting thereof) for the purposes of considering and voting on the resolutions set forth in the accompanying Notice of Annual General Meeting of Shareholders (the “Meeting Notice”).

Only the members of the Company as at the close of business on May 30, 2017 (the “Record Date”) are entitled to receive notice of and to vote at the Meeting. No business shall be transacted at the Meeting unless a quorum of members is present at the time when the Meeting proceeds to business. At least one third of members present in person or by proxy and entitled to vote shall be a quorum. As a member of the Company, you are entitled to appoint a proxy or proxies to exercise all or any of your rights to attend, speak and vote at the Meeting. You can only appoint a proxy using the procedures set out in this Proxy Form. A proxy need not be a member of the Company but must attend the Meeting to represent you.

Appointment of a proxy does not preclude you from attending the Meeting and voting in person. If you appoint a proxy and attend the Meeting in person, your proxy appointment will automatically be terminated.

As a member of the Company, you have the right to revoke your proxy appointment at any time before the commencement of the Meeting by filing with the Company a duly signed revocation before the commencement of the Meeting.

This Form of Proxy and the accompanying Meeting Notice are available for download on the Company's investor relations website at http://www.hivedms.com/YECO.

If you have recently sold or transferred all of your shares in the Company, please forward this document together with the Meeting Notice as soon as possible either to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the shares.

If you are in any doubt as to what action you should take, you are recommended to seek your own financial advice from your stockbroker or other independent adviser.

To be valid, this Form of Proxy must be completed, signed and returned to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 as soon as possible so that it is received no later than 48 hours before the time appointed for the Meeting.

Yulong Eco-Materials Limited

(the Company)

(Nasdaq Ticker: YECO)

––––––

Form of Proxy for Annual General Meeting of Shareholders of the Company

to be held on June 29, 2017

at 10:00 A.M.

Beijing Local Time

(or any adjourned or postponed meeting thereof)

BEFORE COMPLETING THIS FORM, PLEASE READ THE EXPLANTORY NOTES BELOW

I/We	of

being a member of the Company hereby appoint the chairman of the meeting (the Chairman)1 or [INSERT FULL NAME OF PROXY ] of [ INSERT ADDRESS OF PROXY]

as my/our proxy to attend, speak and vote on my/our behalf at the Annual General Meeting of the Company to be held on June 29, 2017 at 10:00 AM Beijing Local Time (and at any adjournment of the meeting) at the Eastern End of Xiwuzhuang Village, Jiaodian Town, Xinhua Area, Pingdingshan, Henan Province, People’s Republic of China.

I/We direct my/our proxy to vote on the following resolutions as I/We have indicated below by marking the appropriate box with a “tick”.

	ORDINARY RESOLUTIONS	FOR[2]	AGAINST [2]	ABSTAIN [2]
1.	THAT Ms. Junfeng Ma be re-appointed to serve as a director of the Company until the next annual general meeting of the Company or until her successor is duly elected and appointed.
2.	THAT Ms. Yang Li be re-appointed to serve as a director of the Company until the next annual general meeting or until her successor is duly elected and appointed.
3.	THAT Mr. Qingsheng Liu be re-appointed to serve as a director of the Company until the next annual general meeting or until his successor is duly elected and appointed.

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4.	THAT Mr. Yulong Zhu be re-appointed to serve as a director the Company until the next annual general meeting of the Company or until his successor is duly elected and appointed.
5.	THAT Mr. Wenge Du be re-appointed to serve as a director of the Company until the next annual general meeting or until his successor is duly elected and appointed.
6.	THAT Ms. Qiang Liu be re-appointed to serve as a director of the Company until the next annual general meeting or until her successor is duly elected and appointed.
7.

THAT the appointment of KSP Group, Inc., as the Company's independent registered public accounting firm to audit the financial statements for the fiscal year ended on June 30, 2016 and to review the two quarterly financial statements for the fiscal quarters ended September 30, 2016 and December 31, 2016, be approved and ratified.

8.	THAT the board of directors of the Company (the “Board”) adjourn the Annual General Meeting.

	SPECIAL RESOLUTIONS	FOR[2]	AGAINST[2]	ABSTAIN[2]
1.	THAT the Reverse Stock Split as defined in the Meeting Notice be approved.
2.	THAT the Memorandum Amendments, as defined in the Meeting Notice be approved.
3.

THAT the Amendments, as defined in the Meeting

Notice, be approved. and that any officer or the

registered office of the Company file the

Amended Articles of Association (as defined

in the Meeting Notice) with the Registrar of

Companies in the Cayman Islands

Dated ______________, 2017	Signature(s) [3] _________________________

EXPLANATORY NOTES

1 As a member of the Company you are entitled to appoint a proxy or proxies to exercise all or any of your rights to attend, speak and vote at a general meeting of the Company. You can only appoint a proxy using the procedures set out in these explanatory notes. Appointment of a proxy does not preclude you from attending the annual general meeting and voting in person. If you appoint a proxy and attend the annual general meeting in person, your proxy appointment will automatically be terminated. A proxy need not be a member of the Company but must attend the meeting to represent you. If you wish to appoint a proxy other than the Chairman, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING” and insert the name and address of the person you wish to appoint as your proxy in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

2 IMPORTANT: TO DIRECT YOUR PROXY HOW TO VOTE ON THE RESOLUTIONS MARK THE APPROPRIATE BOX WITH A “TICK”. IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON A RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN”.

3 To appoint a proxy, this proxy form must be completed and signed by you or by your duly appointed attorney in fact or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same. The signed and completed proxy form (and if signed on your behalf by your duly appointed attorney in fact, a notarized certified copy of the power of attorney or other authority) must be mailed back to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 as soon as possible so that it is received no later than 48 hours before the time appointed for the annual general meeting.

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